                                                                    EXHIBIT 99.3

       PORTIONS OF THE ANNUAL REPORT OF FORM 10-K FOR THE FISCAL YEAR ENDED
                  JANUARY 3, 1998 OF KEEBLER FOODS COMPANY.

ITEM 1.  BUSINESS

    Keebler Foods Company and its subsidiaries (the "Company" or "Keebler") is the second largest cookie and cracker manufacturer in the United States ("U.S.") with annual net sales of $2.1 billion and a 24.4% share of the U.S. cookie and cracker market as reported by Information Resources, Inc. ("IRI"), based on sales to supermarkets which have annual sales of $2.0 million or more, measured in pounds sold. The Company, primarily through its Keebler Company and Sunshine Biscuits, Inc. ("Sunshine") subsidiaries, produces and distributes a broad line of cookie and cracker products, as well as other consumer food products.

RECENT HISTORY

    The Company was organized under the laws of the State of Delaware as UB Investments US Inc. ("UBIUS" or "predecessor company") on July 14, 1992. The Company was acquired from UB Investments (Netherlands) B.V. on January 26, 1996 (the "Keebler acquisition") by INFLO Holdings Corporation ("INFLO"), a corporation which was jointly owned by Artal Luxembourg S.A. ("Artal"), a private investment company, and Flowers Industries, Inc. ("Flowers"), a New York Stock Exchange-listed company and one of the country's largest manufacturers and marketers of fresh and frozen baked foods. Immediately after the Keebler acquisition, the Company was renamed Keebler Corporation. In conjunction with the Keebler acquisition, INFLO sold 2.5% of the outstanding shares of $0.01 par value common stock to certain members of management. On June 4, 1996, the Company acquired Sunshine (the "Sunshine acquisition") from G.F. Industries, Inc. ("GFI"). As part of consideration paid in the sale of Sunshine, GFI was issued common stock and a warrant to purchase 6,135,781 shares of common stock. On November 20, 1997, INFLO was merged into Keebler Corporation (the "Merger") and subsequently changed its name to Keebler Foods Company. After the Merger, the stock and warrant held by GFI were transferred to Bermore, Limited ("Bermore"), a privately held corporation and the parent of GFI, and reissued for the same value in the name of the Company. On February 3, 1998, the Company completed an initial public offering (the "Offering") of 13,386,661 shares of common stock. Concurrent with the Offering, Bermore exercised the warrant in exchange for 6,135,781 shares of common stock. The exercise of the warrant resulted in the Company receiving $19.8 million of cash proceeds. All of the shares in the Offering were sold by Artal and Bermore, with no proceeds from the Offering going to the Company. As part of the transaction, Flowers acquired additional shares of common stock from Artal and Bermore which increased its ownership from approximately 45% to 55%. Artal, having sold shares to both Flowers and the public, retained ownership of approximately 21%. Bermore exercised the warrant, sold shares to both Flowers and the public, and retained ownership of approximately 6%.

GENERAL BUSINESS DESCRIPTION

    The Company competes in the U.S. retail cookie and cracker market which in 1997 generated sales of approximately $8.3 billion measured in retail sales to consumers. The U.S. cookie and cracker market, which is relatively stable, has experienced slow but steady growth over the past twenty years. Supermarkets accounted for 77.1% of 1997 retail sales in the cookie and cracker industry, with mass merchandisers, convenience stores, and drug stores accounting for the balance. Since 1992, U.S. annual dollar supermarket sales of cookies and crackers have increased by an average of 1.6% per year. The Company believes the non-supermarket channels of distribution are becoming increasingly more important.

    The Company produces a number of well recognized brands under the Keebler and Sunshine labels. Major brands include: CHEEZ-IT, CHIPS DELUXE, CLUB, FUDGE SHOPPE, HYDROX, SUNSHINE KRISPY, MUNCH'EMS, SANDIES, TOWN HOUSE, VIENNA FINGERS, WHEATABLES, and ZESTA. The Company also imports and distributes CARR'S crackers in the U.S. under an exclusive long-term licensing and distribution agreement with United Biscuits. CARR'S crackers are the best-selling specialty cracker in the U.S.

    In addition to retail branded products, the Company also produces private label cookies and crackers, which are sold by retailers under their own brands. Keebler is also the number one manufacturer of cookies and crackers for the foodservice market, as reported by the International Foodservice Manufacturers Association ("IFMATRAC"). The Company is the top manufacturer of retail branded ice cream cones in the U.S., as well as the leader of preformed retail branded pie crusts which are sold under the KEEBLER READY CRUST brand name. Keebler also produces custom-baked products for other marketers of branded food products.

    Following the Keebler acquisition in January 1996, the Company's new management began implementing a business strategy designed to capitalize on the Company's competitive strengths, which include strong national brands and a national direct store door sales and distribution system ("DSD system"). The key elements of the Company's strategy include (i) building brand strength in new and existing product lines, (ii) increasing sales in non-supermarket channels,
(iii) increasing the efficiency of operations, and (iv) pursuing acquisitions that complement or provide further opportunities to use existing brands, product lines, or distribution systems.

    The Company completed the planned integration of Sunshine's operations into those of Keebler by the end of 1996. The combination of Keebler and Sunshine allowed the Company to achieve efficiencies in administration, purchasing, production, marketing, sales, and distribution. In particular, the sales and distribution of Sunshine retail branded products were incorporated into Keebler's DSD distribution system which had excess capacity. Filling excess capacity with Sunshine products made Keebler's DSD distribution system more efficient and allowed the Company to focus sales and marketing efforts on more profitable retail branded products.

    The Company has focused on new product introductions and line extensions within its core segments, such as KEEBLER CHOCOLATE CHEWY CHIPS DELUXE cookies and Nacho CHEEZ-IT crackers, as well as introductions into new or less competitive segments, such as KEEBLER COOKIE STIX cookies and KEEBLER SNACKIN' GRAHAMS crackers. The Company has also developed new sizes of its leading products to enable it to expand into non-supermarket channels.

    The Company recognizes that the mass distribution of consumer food products is an important element in maintaining sales growth and providing service to customers. The Company attempts to meet the changing demands of customers by planning appropriate stock levels and reasonable delivery times consistent with achieving optimal economics of distribution. In order to achieve these objectives, Keebler has developed a network of manufacturing plants, shipping centers, and distribution warehouses strategically located throughout the continental U.S. to provide high national in-store presence. The Company uses a combination of Keebler-owned, public, and contract carriers to deliver products from its distribution points to customers.

    The Company distributes retail branded cookie and cracker products through its DSD distribution system, which services substantially all supermarkets in the U.S., as measured by IRI. The Company believes its DSD distribution system provides certain competitive advantages. Members of Keebler's sales force, rather than store employees, stock and arrange the Company's products on store shelves and build end-aisle and free-standing product displays. Frequent store presence of Keebler's sales force employees provides the Company with a high level of control over the availability and presentation of its products. The Company believes this control allows it to maintain shelf space, more effectively introduce new products, and permits better execution of in-store promotions. In addition, store presence allows the Company to monitor competitors' in-store product promotions. Keebler believes in-store promotions are important because purchases of cookies and crackers are often impulse driven.

    In addition to Keebler's DSD system, the Company uses a network of independent distributors and brokers to serve convenience stores and vending distributors. In the case of club stores and foodservice distribution, Keebler uses a dedicated sales force and ships its products directly to the customers' warehouses. The Company uses a warehouse sales and distribution system to sell and distribute KEEBLER READY CRUST pie crusts and private label cookies and crackers to its customers, including retail outlets otherwise served by Keebler's DSD distribution system. CARR'S crackers are sold through a network of independent specialty distributors.

COMPETITION

    The U.S. branded cookie and cracker industry is led by Keebler and Nabisco, Inc. ("Nabisco"), which together account for 58.5% of sales volume, as reported by IRI. Smaller competitors include numerous national, regional, and local manufacturers of both branded and private label products. Competition in Keebler's target markets takes many forms including (i) establishing favorable brand recognition, (ii) developing products sought by consumers, (iii) implementing appropriate pricing, (iv) providing strong marketing support, and
(v) obtaining access to retail outlets and sufficient shelf space.

    Nabisco is the largest manufacturer in the U.S. cookie and cracker industry. Keebler has a 24.4% share of the retail cookie and cracker market, while Nabisco has a 34.1% share, as measured by IRI. The remaining industry participants primarily target certain segments of the industry or focus on certain geographical regions of the U.S. Keebler and Nabisco are also the only cookie and cracker producers that have national wholly-owned DSD distribution systems, although Pepperidge Farms operates a national DSD distribution system through independent distributors.

SEASONALITY

    The Company's net sales, net income, and cash flows are affected by the timing of new product introductions, promotional activities, price increases, and a seasonal sales bias toward the second half of the year due to events such as back-to-school, Thanksgiving, and Christmas. The relative mix between cookie and cracker sales varies throughout the year with stronger cracker sales in the last quarter of the calendar year.

CUSTOMERS

    The Company's top ten customers in 1997 accounted for 27.7% of Keebler's net sales. No single customer accounted for more than 4.6% of net sales.

RAW MATERIALS

    The principal raw materials used in the Company's food products consist of flour, sugar, chocolate, shortening, and milk. Keebler also uses paper products, such as corrugated cardboard, as well as films and plastics to package its products. Raw materials and packaging supplies are readily available from various suppliers. There is no significant reliance on any one supplier. The Company uses hedging techniques to minimize the impact of price fluctuations in raw materials but not for speculative or trading purposes. The hedging techniques, however, may not result in a reduction in the Company's raw material costs or protect the Company from sharp increases in certain raw material costs, which the Company has experienced in the past.

INTELLECTUAL PROPERTY

    The Company owns a number of patents, licenses, trademarks, and trade names. Principal trademarks and trade names include KEEBLER, Ernie the Keebler Elf, the Hollow Tree logo, CHEEZ-IT, CHIPS DELUXE, CLUB, FUDGE SHOPPE, HI-HO, HYDROX, SUNSHINE KRISPY, MUNCH'EMS, READY CRUST, SANDIES, SOFT BATCH, SUNSHINE, TOASTEDS, TOWN HOUSE, VIENNA FINGERS, WHEATABLES, and ZESTA. The Company is the exclusive licensee of the CARR'S brand name in the U.S. Such trademarks and trade names are considered to be of material importance to the business of the Company since they have the effect of developing brand identification and maintaining consumer loyalty. Management is not aware of any fact that would negatively impact the continuing use of any patents, licenses, trademarks, or trade names.

RESEARCH AND DEVELOPMENT

    The Company engages in research activities, which principally involve development of new products, improvement of the quality of existing products, and improvement and modernization of production processes. The Company also carries out development and evaluation of new processing techniques for both current and proposed product lines. Identifiable research and development costs are set forth on page F-12 of the Company's consolidated financial statements.

REGULATION

    As a manufacturer and marketer of food items, the Company's operations are subject to regulation by various federal government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission (the "FTC"), the Environmental Protection Agency, and the Department of Commerce, as well as various state agencies, with respect to production processes, product quality, packaging, labeling, storage, and distribution. Under various statutes and regulations, such agencies prescribe requirements and establish standards for quality, purity, and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves. In addition, the Company is subject to certain health and safety regulations issued under the Occupational Safety and Health Act, as well as regulation by the FTC of advertising performed by the Company.

ENVIRONMENTAL

    The Company's operations and properties are subject to federal, state, and local laws and regulations relating to the storage, handling, emission, and discharge of materials and wastes into the environment. The primary environmental laws affecting Keebler's operations are the Federal Clean Air Act and Clean Water Act. The Company may be required to spend significant sums in order to maintain compliance with environmental laws, particularly with respect to emission control equipment, replacement of chlorofluorocarbons (i.e. ozone-depleting substances) in cooling equipment, and asbestos abatement projects. Although it is difficult to estimate the cost of complying with environmental laws, the Company does not believe that compliance with, or liability under, any environmental laws individually or in the aggregate will have a material adverse effect on its results of operations or financial condition.

EMPLOYEES

    The Company employs approximately 9,500 persons, of which approximately 5,200 are represented by unions. Keebler believes its relations with its employees to be good.


ITEM 2.  PROPERTIES

    The Company operates eleven manufacturing facilities in the U.S. of which ten are owned and one is leased. The manufacturing facilities are located in Athens, Georgia; Chicago, Illinois; Cincinnati, Ohio; Columbus, Georgia; Denver, Colorado; Des Plaines, Illinois; Florence, Kentucky; Grand Rapids, Michigan; Kansas City, Kansas; Macon, Georgia; and Sayreville, New Jersey. Keebler also owns and operates a dairy in Fremont, Ohio that produces cheese under a proprietary formula that is used as an ingredient in CHEEZ-IT crackers. In addition, the Company owns one idle manufacturing facility located in Atlanta, Georgia that is held for sale. As a result of capital expenditures made over the past decade, management believes the manufacturing facilities are modern and efficient. Management also believes manufacturing capacity is sufficient to meet foreseeable needs.

    Distribution facilities consist of eleven shipping centers attached to the manufacturing facilities, ten stand-alone shipping centers (two owned and eight leased; of which one is idle), and sixty-six distribution centers (eleven owned and fifty-five leased) throughout the U.S. Of the sixty-six distribution centers, seven were subleased and seven were idle. These seven idle facilities have been accrued for in the plant and facility closing costs. In addition, one of the owned, but idle, distribution facilities is held for sale. The Company also leases thirty-two warehouses and eighteen depots that are located throughout the U.S. and are utilized by the sales force in the distribution of the Company's products. Management believes there is sufficient distribution capacity to meet foreseeable needs.

    In addition to manufacturing and distribution facilities, the Company owns two office buildings and leases two others as part of its corporate office facility. The Company also leases numerous sales offices throughout the country.

ITEM 6.  SELECTED FINANCIAL DATA

    The selected historical financial data presented below as of and for the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996, the four weeks ended January 26, 1996, and the year ended December 30, 1995 have been derived from, and should be read in conjunction with the historical consolidated financial statements of the Company and UBIUS, the predecessor company, including the respective notes thereto, included elsewhere. The selected historical financial data presented below as of and for the fiscal years ended December 31, 1994 and January 1, 1994 have been derived from the consolidated financial statements of the predecessor company that are not included herein. The distinction between the Company's and the predecessor company's selected financial data, as shown below, has been made by inserting a double line. The results of operations presented below are not necessarily indicative of results to be expected for any future period. The information set forth below should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and respective notes thereto, included elsewhere herein.

                                                   Keebler Foods Company  ||                      UBIUS
                                                  ------------------------||  -----------------------------------------------
                                                              Forty-Eight ||     Four                 Year Ended
                                                  Year Ended  Weeks Ended ||  Weeks Ended -----------------------------------
                                                   January 3, December 28,||  January 26, December 30,December 31, January 1,
                                                      1998      1996 (a)  ||     1996        1995        1994         1994
                                                  ----------- ------------||  ----------- ----------- ----------- -----------
                                                   (In Millions Except    ||                   (In Millions)
                                                      Per Share Data)     ||
                                                                          ||
OPERATING DATA:                                                           ||
Net sales .......................................   $2,065.2    $1,645.5  ||      $101.7   $1,578.6   $1,599.7    $1,650.1
Gross profit ....................................    1,177.2       871.3  ||        46.8      831.8      894.2       931.5
Restructuring charges ...........................          -           -  ||           -          -          -       120.1
Loss on impairment of Salty Snacks business .....          -           -  ||           -       86.5          -           -
Income (loss) from continuing operations ........      141.4        70.1  ||       (25.5)    (137.9)      46.4       (67.6)
Income tax expense (benefit) ....................       45.2        14.0  ||           -       (0.5)      (1.1)      (22.3)
Discontinued operations:                                                  ||
    Income from operations of discontinued Frozen                         ||
     Food businesses, net of tax ................          -           -  ||           -        7.4        3.4         0.6
    Gain on disposal of Frozen Food businesses,                           ||
     net of tax .................................          -           -  ||        18.9          -          -           -
Extraordinary item:                                                       ||
    Loss on early extinguishment of debt,                                 ||
     net of tax .................................        5.4         1.9  ||           -          -          -           -
Net income (loss) ...............................   $   57.0    $   15.8  ||      $ (6.5)  $ (158.3)  $  (23.0)   $ (147.2)
                                                                          ||
Basic Net Income per Share:                                               ||
    Income from continuing operations                                     ||
     before extraordinary item ..................   $   0.80    $   0.24  ||
    Extraordinary item ..........................       0.07        0.03  ||
                                                    --------    --------  ||
    Net income ..................................   $   0.73    $   0.21  ||
                                                    ========    ========  ||
Weighted Average Shares Outstanding .............       77.6        75.2  ||
                                                    ========    ========  ||

                                                   Keebler Foods Company  ||                      UBIUS
                                                  ------------------------||  -----------------------------------------------
                                                              Forty-Eight ||     Four                 Year Ended
                                                  Year Ended  Weeks Ended ||  Weeks Ended -----------------------------------
                                                   January 3, December 28,||  January 26, December 30,December 31, January 1,
                                                      1998      1996 (a)  ||     1996        1995        1994         1994
                                                  ----------- ------------||  ----------- ----------- ----------- -----------
                                                   (In Millions Except    ||                   (In Millions)
                                                      Per Share Data)     ||
                                                                          ||
OTHER DATA:                                                               ||
EBITDA, as adjusted (b) .........................   $  202.1    $  119.6  ||    $  (23.5)  $  (93.3)  $   89.5    $   98.4
Depreciation and amortization (excluding items                            ||
    related to discontinued operations) .........       60.7        49.5  ||         2.0       44.6       43.1        45.9
Capital expenditures (excluding expenditures                              ||
    related to discontinued operations) .........       48.4        29.4  ||         3.2       54.2       54.6        30.6
                                                                          ||
CASH FLOW DATA:                                                           ||
Cash Provided from (Used by)                                              ||
    Operating activities ........................   $  218.3    $   53.2  ||    $   (0.4)  $  (61.4)  $  (17.4)   $   22.0
    Investing activities ........................      (41.5)     (130.1) ||        65.2      (52.6)     (45.9)      (92.1)
    Financing activities ........................     (161.6)       86.8  ||       (65.7)     104.4       69.4        58.3
                                                    ---------   --------- ||    ---------  ---------  ---------   ---------
Increase (decrease) in cash and cash equivalents    $   15.2    $    9.9  ||    $   (0.9)  $   (9.6)  $    6.1    $  (11.8)
                                                    =========   ========= ||    =========  =========  =========   =========

---------------------------------------------


(a) Includes the operating results of Sunshine from acquisition date of June 4, 1996 through December 28, 1996. Other matters affecting comparability are detailed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(b) EBITDA, as adjusted, is defined as income (loss) from continuing operations before interest, taxes, depreciation, amortization, and restructuring charges (gains).


                                                          As of           ||                       As of
                                                  ------------------------||  --------------------------------------------------
                                                   January 3, December 28,||  January 26,  December 30, December 31,  January 1,
                                                      1998        1996    ||     1996         1995         1994          1994
                                                  ----------- ------------||  -----------  -----------  -----------  -----------
                                                       (In Millions)      ||                    (In Millions)
                                                                          ||
BALANCE SHEET DATA:                                                       ||
Cash and cash equivalents .......................  $    27.2   $    12.0  ||     $   2.1      $   3.0     $   12.5     $    6.4
Total assets ....................................    1,042.9     1,102.1  ||       849.1        926.9      1,001.2      1,043.0
Due to affiliate ................................         --          --  ||       105.0        108.0        551.6        872.7
Total debt (including capital leases) ...........      298.8       457.9  ||       371.4        437.6        333.2        263.8
Shareholders' equity (deficit) ..................      222.0       165.1  ||        45.3         51.8       (234.9)      (511.9)



ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SET FORTH BELOW IS A DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED JANUARY 3, 1998, DECEMBER 28, 1996, AND DECEMBER 30, 1995. THE YEAR ENDED DECEMBER 28, 1996 INCLUDES BOTH THE FORTY-EIGHT WEEKS OF KEEBLER FOODS COMPANY UNDER CURRENT MANAGEMENT AND THE FOUR WEEKS OF UBIUS UNDER FORMER MANAGEMENT. THE 1995 FINANCIAL RESULTS INCLUDE FINANCIAL INFORMATION RELATING TO THE SALTY SNACKS BUSINESS AND PRESENTS THE FROZEN FOODS BUSINESSES AS A DISCONTINUED OPERATION (BOTH DEFINED ON PAGE F-11 OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS), BOTH OF WHICH WERE SOLD OR LIQUIDATED BY UBIUS PRIOR TO THE ACQUISITION OF UBIUS BY INFLO. THE FOLLOWING DISCUSSION OF RESULTS OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF KEEBLER FOODS COMPANY AND THE RELATED NOTES THERETO APPEARING ELSEWHERE.

RESULTS OF OPERATIONS

    MATTERS AFFECTING COMPARABILITY

    The Company's fiscal year consists of thirteen four week periods (fifty-two or fifty-three weeks) and ends on the Saturday nearest December 31. The 1997 fiscal year consists of fifty-three weeks. As a result of the Keebler acquisition, which closed on the last day of the first four week period of 1996, the fiscal year for 1996 consisted of the forty-eight weeks ended December 28, 1996. The 1995 fiscal year of the predecessor company was comprised of fifty-two weeks.

    The Company's operating results for the forty-eight weeks ended December 28, 1996 have been combined with the operating results of the predecessor company for the four weeks ended January 26, 1996 to compare the year ended December 28, 1996 to the years ended January 3, 1998 and December 30, 1995. The Company's operating results for the year ended December 28, 1996 include the operating results of Sunshine from the acquisition date of June 4, 1996, whereas the year ended January 3, 1998 includes the operating results of Sunshine for the entire year. Additionally, the Company's operating results have been restated to reflect the Merger as if it had been effective January 26, 1996.

    For the year ended December 30, 1995, the financial results of the predecessor company include the operating results of the Salty Snacks business. The Salty Snacks business was liquidated by prior management in connection with the Keebler acquisition. The 1995 results of operations include net sales of $135.7 million and a loss from operations of $25.6 million related to the Salty Snacks business. The 1995 operating results for the Salty Snacks business excluded an allocation of the fixed portion of selling, distribution, and general administrative expenses. In addition, the December 30, 1995 financial results of the predecessor company also include the results of operations of the Frozen Food businesses presented as a discontinued operation.

    The Company's results of operations, expressed as a percentage of net sales, for the last three years ended January 3, 1998, December 28, 1996, and December 30, 1995 are set forth below:

                                                                                      Years Ended
                                                                    ------------------------------------------------
                                                                      January 3,      December 28,     December 30,
                                                                         1998            1996              1995
                                                                    --------------   --------------   --------------
NET SALES .......................................................         100.0%           100.0%           100.0%
 COSTS AND EXPENSES:
   Cost of sales.................................................          43.0             47.5             47.3
   Selling, marketing, and administrative expenses...............          49.7             49.6             56.0
   Loss on impairment of Salty Snacks business ..................            --               --              5.5
   Other.........................................................           0.5              0.4             (0.1)
                                                                    -----------      -----------      -----------
 INCOME (LOSS) FROM CONTINUING OPERATIONS........................           6.8              2.5             (8.7)
 INTEREST EXPENSE, NET...........................................           1.6              2.2              1.8
                                                                    -----------      -----------      -----------
 INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX
    EXPENSE......................................................           5.2              0.3            (10.5)
   Income tax expense............................................           2.2              0.8               --
                                                                    -----------      -----------      -----------
 INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY
    ITEM ........................................................           3.0             (0.5)           (10.5)
 DISCONTINUED OPERATIONS:
   Income from operations of discontinued Frozen Food businesses,
     net of tax..................................................            --               --              0.5
   Gain on disposal of discontinued Frozen Food businesses,
     net of tax .................................................            --              1.1               --
                                                                    -----------      -----------      -----------
 INCOME (LOSS) BEFORE EXTRAORDINARY ITEM ........................           3.0              0.6            (10.0)
 EXTRAORDINARY ITEM:
   Loss on early extinguishment of debt, net of tax..............           0.3              0.1               --
                                                                    -----------      -----------      -----------
 NET INCOME (LOSS)...............................................           2.7%             0.5%           (10.0)%
                                                                    ===========      ===========      ===========

    COMPARISON OF FISCAL 1997 TO 1996

    NET SALES. Net sales of $2,065.2 million in 1997 were $318.0 million, or 18.2%, higher than net sales of $1,747.2 million in 1996. The growth in net sales for 1997 was achieved through incremental sales from both the Sunshine acquisition and increased volumes. Sunshine results for 1996 were only included from the acquisition date of June 4, 1996. In 1996, net sales of Sunshine for the twenty-two weeks ended June 4, 1996 were $229.8 million. Sunshine net sales, in a full year-on-year comparison, were 27.3% and 29.6% of total Company net sales in 1997 and 1996, respectively. In addition to the incremental revenue associated with the Sunshine acquisition, increased volumes in 1997 provided 4.5% growth in net sales over the prior year. The volume growth was achieved through emphasis on more profitable cookie and cracker products, while discontinuing or repositioning less strategic products, and the introduction of new products and line extensions.

    GROSS PROFIT. Gross profit in 1997 of $1,177.2 million was $259.0 million higher than the prior year and 4.5 percentage points better as a percent of net sales. The increase in gross profit in 1997 was due to higher sales, lower commodity and package material prices, and the implementation of cost reduction and productivity programs. Of the total improvement, approximately 64.5% was attributed to incremental sales associated with both the Sunshine acquisition and increased volume. The balance of the improvement was achieved through a more profitable sales mix and cost savings and productivity improvements achieved mainly through further automation of the manufacturing facilities and higher capacity utilization attributed to streamlining the manufacturing facilities. The shift toward higher margin brands benefited gross profit by $11.8 million compared to the prior year. Also contributing to the increase in gross profit in 1997 were lower prices paid for raw materials, particularly for flour and soybean oil, and lower prices paid for package materials, primarily for cartons, corrugated cardboard, and flexible film.

    SELLING, MARKETING, AND ADMINISTRATIVE EXPENSES. Selling, marketing, and administrative expenses for 1997 of $1,026.2 million, or 49.7% of net sales, increased $160.0 million from 1996, but remained relatively stable as a percent of net sales. Spending rose in 1997 due to both the impact of higher sales and increased marketing expense. The impact of higher sales contributed $126.9 million to the increase in selling, marketing, and administrative expenses. Marketing expense represented 23.8% of net sales in 1997 compared to 22.2% in 1996. The higher spending rate in 1997 was due to increased brand-building national advertising and consumer promotions which were up $29.2 million over the prior year. The increased spending as a result of these factors, along with inflation, was offset by the impact of higher volumes in a more efficient, relatively fixed cost, selling and distribution network. Therefore, selling, marketing, and administrative expenses as a percent of net sales remained comparable to the prior year.

    OTHER. Other expense for 1997 was $2.3 million, or 32.0%, higher than 1996 due to higher bank fees and amortization of intangibles. Bank fees in 1997 were higher than the prior year due to several amendments to the Company's financing agreement. Other expense for 1997 included a full year of amortization of trademarks and goodwill recorded as part of the Sunshine acquisition compared to only twenty-eight weeks in 1996.

    INCOME (LOSS) FROM CONTINUING OPERATIONS. Income from continuing operations of $141.4 million was $96.7 million higher than 1996. The improvement was attributed to a 18.2% increase in net sales driven by volume growth compounded by enhanced gross margins resulting from a more profitable mix, cost reductions, and improved productivity. Total benefits realized more than offset incremental marketing and amortization expense.

    INTEREST EXPENSE. Interest expense of $33.8 million for 1997 was $4.5 million lower than in 1996, primarily due to a lower average debt balance in 1997. The decrease in the average debt balance was the result of principal pre-payments of $113.8 million on the term loans and a $29.0 million pre-payment of the Seller Note. In addition, the weighted average interest rate for 1997 was
0.28 percentage points lower than the 1996 weighted average rate.

    INCOME TAXES. Income taxes for the year were provided at an effective tax rate of 42%. The effective tax rate exceeded the statutory rate due to nondeductible expenses, principally amortization of intangibles, including trademarks, trade names, and goodwill. In 1996, the effective tax rate for the forty-eight weeks ended December 28, 1996 was 44.2% and was higher than the 1997 rate due to a preliminary estimate of nondeductible expenses. Income tax expense was not provided for during the first four weeks of 1996. As part of the Keebler acquisition, the

Company adjusted the valuation allowance on deferred taxes by $25.1 million to reflect the elimination of certain deferred tax assets revalued in the purchase price allocation. The Company carried a deferred tax valuation allowance of $84.4 million at January 3, 1998 and December 28, 1996 to provide for the uncertainty in realizing the deductibility of deferred tax assets recognized. Pursuant to the terms of the Keebler acquisition, the predecessor company retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to Keebler, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

    DISCONTINUED OPERATIONS. In 1995, the predecessor company adopted plans to discontinue the operations of the Frozen Food businesses, and in the first four weeks of 1996, a gain of $18.9 million, net of income taxes, was recognized on the disposal of the Frozen Food businesses.

    EXTRAORDINARY ITEM NET OF INCOME TAXES. In 1997 and 1996, Keebler recorded extraordinary charges net of tax of $5.4 million and $1.9 million, respectively. In 1997, $3.8 million of the extraordinary charges, net of tax, related to the write-off of debt issuance costs associated with the early retirement of the term loans. An additional $1.6 million net of tax extraordinary charge was recorded due to a loss on the early extinguishment of the Seller Note entered into at the time of the Keebler acquisition. In 1996, the $1.9 million extraordinary charge, net of tax, related to the write-off of debt issuance costs associated with the $125.0 million early extinguishment of increasing rate notes.

    NET INCOME (LOSS). Net income of $57.0 million in 1997 was $47.7 million higher than net income of $9.3 million for 1996. The substantial growth in net income was the result of increased volume, the inclusion of the Sunshine business for the entire year, improved gross margins, and savings achieved by leveraging the fixed cost structure of the sales and distribution network.

    COMPARISON OF FISCAL 1996 TO 1995

    NET SALES. Net sales in 1996 increased $168.6 million, or 10.7%, over 1995. The 1996 net sales included Sunshine revenues of $291.2 million, while net sales in 1995 included sales of the Salty Snacks business of $135.7 million. After adjusting for these changes in the Company's business, the year-on-year sales increase was up $13.1 million. Along with achieving this growth, the Company also shifted its sales focus to more profitable products. The new focus was accomplished through selected price increases on Keebler branded cookie and cracker products, a more targeted marketing emphasis, new products, and the discontinuation of weaker products. While volumes in 1996 were relatively flat compared to volumes in 1995, higher revenues were achieved through these changes in product mix and selected price increases. Temporary volume decreases in sales to convenience stores, associated with a change in the selling organization and product discontinuations, were offset by volume gains from new products and broadened distribution.

    GROSS PROFIT. Gross profit as a percentage of net sales for 1996 was 52.6% compared to 52.7% in 1995. While gross margins were down slightly year-on-year, this belies the significant improvements that were achieved. The change in sales mix noted above, resulted in an emphasis on more profitable volume. However, the value-added products emphasized as part of the 1996 sales strategy carried higher production costs than the products sold in 1995. The impact on gross profit of this change in sales mix along with higher flour prices contributed to higher cost of sales in 1996 versus 1995. Gross profit margins in 1996 also reflect the inclusion of Sunshine products, which historically carried a lower gross margin than Keebler products. The impact of higher costs was more than fully offset by increasing capacity utilization, cost reductions at the bakeries, as well as lowering scrap levels and achieving a more balanced production. In addition, reductions in bakery overhead staffing and a more efficient balancing of internal and co-packing arrangements achieved a lower cost of production.

    SELLING, MARKETING, AND ADMINISTRATIVE EXPENSES. Selling, marketing, and administrative expenses decreased $18.3 million and improved by 6.4 percentage points as a percent of net sales in 1996 compared to 1995. Included in 1996 expenses were selling, marketing, and administrative expenses of $131.9 million directly attributable to the Sunshine business; while 1995 included expenses of $87.4 million directly associated with the Salty Snacks business (excluding allocation of the fixed portions of selling, distribution, and administrative expenses). Excluding these influences, selling, marketing, and administrative expenses decreased in 1996 compared to 1995 by $62.8 million. The improvement was principally accomplished through a targeted marketing plan behind Keebler products and Keebler's cost reduction program to rationalize the selling and administrative cost structure. In 1996, the Company's focus on spending for trade promotions at the store level resulted in higher trade allowances which were more than offset by the $49.5 million decrease in national advertising and consumer promotions. The cost reductions in the selling and administrative structures were achieved primarily through headcount reductions of approximately 1,740 and changing from a relatively higher cost step-van selling organization to independent distributors to serve the convenience store channel. A decrease in research and development costs of $9.6 million was primarily attributed to headcount reductions, more focused new product programs in 1996, and lower project activity due in part to the liquidation of the Salty Snacks business prior to the Keebler acquisition. The cost reductions more than offset increased administrative expenses of management incentives and increased depreciation as a result of the Keebler and Sunshine acquisitions.

    OTHER. Other income and expense for 1996 was $7.2 million compared to $1.4 million of income for 1995. Other expense in 1996 consisted of $5.2 million of amortization resulting from both the Keebler and Sunshine acquisitions and bank service charges. In 1995, other income and expense consisted of $1.7 million of amortization expense, $1.4 million of miscellaneous expenses and bank service charges, and other income of $4.5 million representing the gain on the sale of interests in certain logos, trade names, trademarks, and service marks registered or pending registration in Australia, New Zealand, Asia, and Europe.

    INCOME (LOSS) FROM CONTINUING OPERATIONS. Income from continuing operations was $44.7 million in 1996, an improvement of $182.5 million over the loss from continuing operations for 1995. After adjusting the 1995 net operating loss of $137.9 million for the $25.6 million loss in the Salty Snacks business and the impairment write down of $86.5 million associated with that business, the earnings improvement in 1996 over 1995 was $70.5 million. The turnaround resulted from improved gross margins on Keebler brands, more efficient marketing expenditures, and cost savings achieved in sales and distribution and corporate overhead. The cumulative savings from these initiatives more than offset incremental depreciation and amortization expense totaling $9.7 million recorded as a result of the Keebler and Sunshine acquisitions.

    INTEREST EXPENSE. For 1996, net interest expense was $38.4 million compared to $28.3 million in 1995. The increase was due to the amortization of debt issuance costs and higher overall borrowings carrying a higher average interest rate as compared to the prior year.

    INCOME TAXES. The Company provided for income taxes at an effective tax rate of 44.2% for the forty-eight weeks ended December 28, 1996. The predecessor company did not provide for any income tax expense for the four weeks ended January 26, 1996. The effective tax rate was higher than the statutory rate because of nondeductible expenses (principally, amortization of intangibles, including trademarks, trade names, and goodwill). In 1995, there was no current provision for income taxes due to operating losses incurred and the inability to carryback the losses to recover taxes paid in prior years. As part of the Keebler acquisition, the Company adjusted the valuation allowance on deferred taxes by $25.1 million to reflect the elimination of certain deferred tax assets revalued in the purchase price allocation. The deferred tax valuation allowance of $84.4 million at December 28, 1996 provided for the uncertainty in realizing the deductibility of deferred tax assets recognized. The predecessor company, pursuant to the terms of the Keebler acquisition, retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to Keebler, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

    DISCONTINUED OPERATIONS. During 1995, the predecessor company decided to dispose of the Frozen Food businesses and, therefore, presented the operations of those businesses as a discontinued item in the statement of operations. In the first four weeks of 1996, a gain of $18.9 million net of income taxes on the disposal of the Frozen Food businesses was recognized.

    EXTRAORDINARY ITEM NET OF INCOME TAXES. A before-tax extraordinary loss of $3.2 million on the early extinguishment of debt was recorded in the second quarter of 1996. The loss consisted primarily of the write-off of unamortized bank fees incurred when the Company replaced the Keebler acquisition bridge loan with the Notes. The tax benefit on the extraordinary loss was $1.3 million resulting in an after-tax loss of $1.9 million.

    NET INCOME (LOSS). Net income of $9.3 million for 1996 represented a substantial improvement over the $158.3 million net loss for the prior year. The improvement was attributable to operating improvements, the divestiture of the unprofitable Salty Snacks business, and the recognized gain of $18.9 million on the disposition of the Frozen Food businesses.

LIQUIDITY AND CAPITAL RESOURCES

    A condensed cash flow statement of the Company follows:

                                                                   Years Ended
                                                  ------------------------------------------------
                                                    January 3,      December 28,     December 30,
                                                       1998            1996              1995
                                                  --------------   --------------   --------------
                                                                   (IN MILLIONS)
CASH PROVIDED FROM (USED BY)
  Operating activities...........................    $   218.3         $   52.8         $  (61.4)
  Investing activities...........................        (41.5)           (64.9)           (52.6)
  Financing activities...........................       (161.6)            21.1            104.4
                                                     ---------         --------         --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.    $    15.2         $    9.0         $   (9.6)
                                                    ==========         ========         ========


    CASH FLOW FOR 1997

    During 1997, cash provided from operating activities was $218.3 million. The primary contributors to the positive cash flow for the year were net earnings of $57.0 million, a lower investment in trade accounts receivable, and reduced funding of current liabilities and income taxes. Improved accounts receivable collection procedures provided $38.2 million of working capital. The reduced funding of current liabilities was attributable primarily to the timing of payments, while the increase in income taxes payable was attributable to a $47.7 million increase in earnings over the prior year. Partially offsetting these benefits was spending on plant and facility closing costs and severance and the payment of an arbitration award. Spending on plant and facility closing costs and severance relating to exit costs associated with the Keebler and Sunshine acquisitions, although down from the prior year, accounted for $13.7 million of cash used by operations for the year ended January 3, 1998. Spending on plant and facility closing costs and severance is expected to conclude by the end of 1998, with the exception of noncancellable lease obligations which are expected to continue until 2004. In addition, the Company paid an arbitration award regarding a contract production arrangement, which was entered into by the predecessor company, in the amount of $6.8 million plus legal fees.

    Cash used by investing activities of $41.5 million for 1997 was primarily used to fund capital expenditures. Capital spending of $48.4 million was made principally to enhance, update or realign the existing production lines, provide distribution and production efficiencies, and to achieve near-term cost savings. Proceeds received from asset disposals of $7.0 million partially offset capital expenditures. The sale of the Santa Fe Springs plant accounted for $3.6 million of the year-to-date proceeds, with the remainder of the proceeds provided mainly from the sale of trucks and machinery and equipment. The Company continues to carry the Atlanta, Georgia manufacturing facility as an asset held for sale and expects the disposition to occur before the end of 1998 without a significant gain or loss.

    Cash used by financing activities in 1997 was $161.6 million. In 1997, the Company entered into an amendment and restatement of the Credit Agreement, proceeds from which were used to extinguish existing term loans under the Credit Agreement of $153.6 million. The extinguishment was funded primarily by a draw down on the revolving loan facility and $109.8 million under a new term loan, in each case under the Credit Agreement. During 1997, the draw down on the revolving loan facility was completely repaid. Additionally, in the fourth quarter of 1997, the Company extinguished $29.0 million of debt related to the Seller Note and made $70.0 million in principal pre-payments on the term loan under the Credit Agreement using existing cash resources. Scheduled principal payments of $18.7 million were made during the year on the term loan and other debt.

    CASH FLOW FOR 1996 AND 1995

    Cash provided from operating activities increased $114.2 million in 1996 over the cash used in operations in 1995. The significant increase reflects the net earnings improvement along with improved working capital management. Adjusting the 1995 net loss of $158.3 million by both the $86.5 million loss recorded on the impairment of the Salty Snacks business and the Salty Snacks business operating loss of $25.6 million, yields a 1995 net loss of $46.2 million compared to 1996 net income of $9.3 million. The net earnings improvement of $55.5 million was achieved through increased revenues attributed to price increases, a more profitable sales mix, and cost reductions. Lower costs resulted from lower fixed overhead, reduced selling, distribution, and administrative expense resulting from headcount reductions, and more effective marketing spending. The improved cash provided by working capital resulted from a sustained improvement in cash collections of accounts receivable and higher accounts payable. The additional cash provided from working capital more than funded the combined $41.3 million of spending on plant and facility closing costs and severance, as a result of actions in connection with the Keebler and Sunshine acquisitions. Keebler believes that spending on plant and facility closing costs and severance should be substantially completed over the next two years. Only noncancellable lease obligations are expected to exceed such two-year time frame.

    Cash used by investing activities was $64.9 million in 1996 compared to $52.6 million in 1995. The cash used in 1996 was directly attributable to the $142.7 million used to finance the Sunshine acquisition. Offsetting this use of cash was the receipt of $32.6 million working capital adjustment paid by UB Investments (Netherlands) B.V. in connection with the Keebler acquisition and a $67.7 million source of cash received by the predecessor company resulting from the disposition of the Frozen Food businesses. Capital expenditures were $32.6 million and $55.4 million in 1996 and 1995, respectively. In 1996 under current management, capital projects were mostly designed to generate near-term cost savings and to complete the investment in improved management information systems. Capital expenditures in 1996 were down from the prior years reflecting the near completion of the installation of the Company's SAP R/3 management information system and tighter restrictions on additional capital expenditures. The Company believes that the capital expenditure program will continue at a level sufficient to support its strategies and operating needs.

    Cash flow provided from financing activities decreased $83.3 million in 1996 from 1995. In 1996, the $21.1 million cash provided from financing activities was comprised of $220.0 million in long-term debt borrowings of which $95.0 million was used to finance the Sunshine acquisition. An additional $125.0 million of borrowings represents the issuance of the Notes which was done to refinance the bridge loan used to finance the Keebler acquisition. Draw downs and repayments on the revolving loan facility were $37.2 million of which $19.0 million was used to finance a portion of the Sunshine acquisition. The remaining $18.2 million was used to finance working capital requirements. Offsetting these sources was $63.3 million paid by the predecessor company to settle commercial paper and revolving credit obligations and $2.4 million of principal payments on equipment obligations. The cash provided from financing activities of $104.4 million in 1995 was through commercial paper borrowings used to finance operating losses, capital expenditures, and cash spent on restructuring initiatives.

LIQUIDITY

    The Company's liquidity in 1997 and 1996 was provided from a revolving loan facility. In 1996 available borrowings under the revolving loan facility were $155.0 million which was reduced to $140.0 million in 1997. Borrowings under the revolving loan facility in 1997 and 1996 were $32.8 million and $37.2 million, respectively, all of which had been repaid as of January 3, 1998 and December 28, 1996. In 1995, borrowings for the predecessor company were provided by a $200.0 million commercial paper program and a revolving credit agreement. Both the commercial paper program and revolving credit agreement were no longer available after the Keebler acquisition.

    Capital expenditures for 1998 are expected to be approximately $50.0 million, up nearly $2.0 million from 1997. The majority of capital spending in 1998 will be used to increase the automation in production and distribution facilities to obtain cost savings. The Company anticipates that capital expenditures will be funded from cash provided by working capital.

    The Company historically has not paid dividends, currently does not anticipate paying dividends, and intends to retain all future earnings to fund the development and growth of the business. The existing Credit Agreement and the Notes place limitations on the Company's ability to pay dividends or make other distributions on its common stock. Additionally, the Credit Agreement requires the Company to meet certain financial covenants including net worth; earnings before interest, taxes, depreciation, and amortization; and cash flow and interest coverage ratios. In 1997 and 1996, the Company met all financial covenants in all of its financing agreements. Total debt was $298.8 million, $457.9 million, and $437.6 million as of January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Current maturities on the total debt outstanding were $26.4 million, $18.6 million, and $286.5 million as of such respective dates. Cash and cash equivalents on January 3, 1998, December 28, 1996, and December 30, 1995 were $27.2 million, $12.0 million, and $3.0 million, respectively.

    Concurrent with the Offering, Bermore exercised a warrant in exchange for 6,135,781 shares of common stock. The exercise of the warrant resulted in the Company receiving $19.8 million of cash proceeds on February 3, 1998. At the time of the Offering, the Company was also required to make an offer to the holders of the Notes to purchase the Notes at 101% of the principal amount. None of the holders sold into the change of control offer on the Notes. The Company believes that available cash, as well as existing credit facilities, are sufficient to meet the Company's normal operating requirements for the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which is effective in fiscal year 1998. The new statement establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The statement requires all items recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed with the same prominence as other financial statements. The Company has not yet determined the impact the new statement may have on disclosures in the consolidated financial statements.

    Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective in fiscal year 1999. The new statement revises standards for public companies to report information about segments of the business and also requires disclosure of selected segment information in quarterly financial reports. The statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has not yet determined the impact the new statement may have on disclosures in the consolidated financial statements.

    In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which is effective in fiscal year 1998. The new statement improves disclosures about pensions and other postretirement benefits to provide information to analyze: the benefit obligation, the fair value of the plan assets, and changes to the obligation and fair value of plan assets, including unrecognized gains and losses. In addition, the statement provides information on the quality of earnings, including recognized and unrecognized amounts used when projecting benefit costs and earnings of future periods. The Company has not yet determined the impact the new statement may have on disclosures in the consolidated financial statements.

    The FASB also issued certain other disclosure-related accounting pronouncements during 1997. While these new statements are effective for future reporting periods, the Company does not anticipate they will have any significant impact on the consolidated financial statements.

SEASONALITY

    The Company's net sales, net income, and cash flows are affected by the timing of new product introductions, promotional activities, price increases, and a seasonal sales bias toward the second half of the year due to events such as back-to-school, Thanksgiving, and Christmas. The relative mix between cookie and cracker sales varies throughout the year with stronger cracker sales in the last quarter of the calendar year.

SELF INSURANCE

    The Company purchases insurance coverage for worker's compensation, general, product, and vehicle liability maintaining certain levels of retained risk (self-insured portion). Potential losses relating to claims under the self-insured portion of the policies are accrued in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies." There are no unasserted claims that require a reserve or disclosure in accordance with SFAS No. 5.

FORWARD-LOOKING STATEMENTS

    When used in this discussion, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, over which the Company has no control, which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligations to republish revised forward-looking statements to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company, in this report, as well as the Company's periodic reports filed with the Securities and Exchange Commission.